Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Yield Optimization Securities with Contingent Protection Linked to the common stock of Alcoa Inc.	$5,322,141.30	$379.47
Yield Optimization Securities with Contingent Protection Linked to the common stock of The Dow Chemical Company	$5,849,690.08	$417.08
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated January 14, 2009)

UBS AG Yield Optimization Notes with Contingent Protection

UBS AG $5,322,141.30 Notes linked to the common stock of Alcoa Inc. due July 30, 2010
UBS AG $5,849,690.08 Notes linked to the common stock of The Dow Chemical Company due July 30, 2010

Enhanced Income Strategies for Equity Investors

Investment Description

UBS AG Yield Optimization Notes with Contingent Protection (the “Notes”) are senior unsecured debt obligations issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the underlying stock on the final valuation date (the “final price”) is below the specified trigger price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any contingent principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Income: Regardless of the performance of the underlying stock, the Notes will pay coupons designed to compensate you for the possibility that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — moving neither positively, by more than the coupon paid on the Notes, nor negatively, by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your Notes, which in all likelihood will be worth less than your principal and may have no value at all.

Key Dates

Trade Date*	January 27, 2010
Settlement Date*	January 29, 2010
Coupon Payment Dates	April 30, 2010 and July 30, 2010
Final Valuation Date**	July 26, 2010
Maturity Date**	July 30, 2010
*	We expect to deliver each offering of the Notes against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
**	Subject to postponement in the event of a market disruption event, as described in the YONCP product supplement.
Note Offerings

These terms relate to two separate Notes we are offering. Each of the two Notes is linked to the common stock of a different company, and each of the two Notes has a different coupon rate, initial price and trigger price. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Alcoa Inc.	13.70%	$13.30	9.98, which is 75% of Initial Price	902677830	US9026778301
Common stock of The Dow Chemical Company	12.60%	$28.24	21.18, which is 75% of Initial Price	902677822	US9026778228

* Paid quarterly in arrears in two installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they will in all likelihood be worth less than your principal and may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security*	Total	Per Security	Total	Per Security**
Alcoa Inc.	$5,322,141.30	$13.30	$53,221.41	1.00%	$5,268,919.89	$13.17
The Dow Chemical Company	$5,849,690.08	$28.24	$58,496.90	1.00%	$5,791,193.18	$27.96
*	Dollar value is equal to 100% of the initial price.
**	Dollar value is equal to 99.00% of the initial price, which reflects the deduction of the total underwriting discount from the price to public.

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated January 27, 2010

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

➢	YONCP product supplement dated January 14, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000079/v137052_690302-424b2.htm

➢	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to two different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated January 14, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Final Terms for Each Offering of the Notes

Issuer	UBS AG, London Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock
Term	6 months
Coupon Payment	Coupons paid quarterly in arrears in two installments based on the coupon per annum, regardless of the performance of the underlying stock. The coupon per annum for Notes linked to the common stock of Alcoa Inc. is 13.70%, and the coupon per annum for Notes linked to the common stock of The Dow Chemical Company is 12.60%.
1st Installment	For Notes linked to the common stock of Alcoa Inc.: $0.4555. For Notes linked to the common stock of The Dow Chemical Company: $0.8896.
2nd Installment	For Notes linked to the common stock of Alcoa Inc.: $0.4555. For Notes linked to the common stock of The Dow Chemical Company: $0.8896.
Trigger Price(1)	A percentage of the initial price of the underlying stock, as specified on the first page of this pricing supplement.
Payment at Maturity (per Note)	➢ If the final price of the underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.
➢ If the final price of the underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the underlying stock for each Note you own.
The principal protection on your Notes is contingent. You may receive shares at maturity that will in all likelihood be worth less than your principal or may have no value at all.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	The closing price of the underlying stock on the trade date
Final Price	The closing price of the underlying stock on the final valuation date

Determining Payment at Maturity for Each Offering of the Notes

You will receive at maturity one share of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this pricing supplement).

➢	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
➢	If the market price of the underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes. Such an increase in price is not likely to occur.

The principal protection on your Notes is contingent. If the final price of the underlying stock is below the trigger price, the shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

(1)	Contingent protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Investor Suitability

The Notes may be suitable for you if:

➢	You have a moderate to high risk tolerance.
➢	You are willing to receive shares of the underlying stock at maturity that will in all likelihood be worth less than your principal or may have no value at all; meaning you may lose some or all of your principal.
➢	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the applicable Note.
➢	You believe the final price of the underlying stock is not likely to be below the trigger price on the final valuation date.
➢	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
➢	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
➢	You are willing to invest in the applicable Note based on the stated coupon.
➢	You are willing to hold the Notes to maturity, a term of 6 months, and accept that there may be little or no secondary market for the Notes.
➢	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

➢	You seek an investment that is 100% principal protected.
➢	You are not willing to receive shares of the underlying stock at maturity.
➢	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the applicable Note.
➢	You believe the final price of the underlying stock is likely to be below the trigger price on the final valuation date.
➢	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
➢	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
➢	You are unable or unwilling to hold the Notes to maturity, a term of 6 months.
➢	You seek an investment for which there will be an active secondary market.
➢	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this pricing supplement for risks related to an investment in the Notes.

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of Alcoa Inc.	13.70%	0.40%	13.30%
Common stock of The Dow Chemical Company	12.60%	0.40%	12.20%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

➢	Risk of loss of contingent protection — Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
➢	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes at maturity will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the underlying stock increases and, at maturity, is greater than the initial price. Such an increase in price is not likely to occur.
➢	Single stock risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
➢	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public; and as a result, you may suffer substantial losses.
➢	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price. Such an increase in price is not likely to occur.
➢	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
➢	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
➢	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
➢	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
➢	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price on the final valuation date and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.

➢	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
➢	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
➢	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).
➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	6 months
Initial price of the underlying stock:	$25.00 per share
Trigger price:	$18.75 (75% of the initial price)
Principal amount:	$25.00 per Note (equal to the initial price)
Coupon per annum*:	13.00% (3.25% or $0.8125 per quarterly period)
Dividend yield on the underlying stock**:	1.00%

Amounts here have been rounded for ease of analysis.

*	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
**	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Scenario #1: The final price of the underlying stock is not below the trigger price of $18.75.

Since the final price of the underlying stock is not below the trigger price of $18.75, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying stock if the price appreciation of the underlying stock (plus dividends, if any) is less than 6.50%.

If the closing price of the underlying stock on the final valuation date is $25.00 (no change in the price of the underlying stock):

Payment at Maturity:	$25.00
Coupons:	$1.63	($0.8125 × 2 = $1.63)
Total:	$26.63
Total Return on the Notes:	6.50%

In this example, the total return on the Notes is 6.50% while the total return on the underlying stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $32.50 (an increase of 30%):

Payment at Maturity:	$25.00
Coupons:	$1.63	($0.8125 × 2 = $1.63)
Total:	$26.63
Total Return on the Notes:	6.50%

In this example, the total return on the Notes is 6.50% while the total return on the underlying stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $21.25 (a decline of 15%):

Payment at Maturity:	$25.00
Coupons:	$1.63	($0.8125 × 2 = $1.63)
Total:	$26.63
Total Return on the Notes:	6.50%

In this example, the total return on the Notes is 6.50% while the total return on the underlying stock is a loss of 14% (including dividends).

Scenario #2: The final price of the underlying stock is below the trigger price of $18.75.

Since the final price of the underlying stock is below the trigger price of $18.75, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $11.25 (a decline of 55%):

Value of share received:	$11.25
Coupons:	$1.63	($0.8125 × 2 = $1.63)
Total:	$12.88
Total Return on the Notes:	-48.50%

In this example, the total return on the Notes is a loss of 48.50% while the total return on the underlying stock is a loss of 54% (including dividends).

If the closing price of the underlying stock on the maturity date is $21.25 (a decline of 15%):

Value of share received:	$21.25
Coupons:	$1.63	($0.8125 × 2 = $1.63)
Total:	$22.88
Total Return on the Notes:	-8.50%

In this example, the total return on the Notes is a loss of 8.50% while the total return on the underlying stock is a loss of 14% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions:

Term:	6 months
Initial price of the underlying stock:	$25.00 per share
Trigger price:	$18.75 (75% of the initial price)
Principal amount:	$25.00 per Note (equal to the initial price)
Coupon per annum*:	13.00% (3.25% or $0.8125 per quarterly period)
Dividend yield on the underlying stock**:	1.00%

Amounts here have been rounded for ease of analysis.

*	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
**	Hypothetical dividend yield holders of the underlying stock might receive over the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return(4)	Total Return on the Underlying Stock at Maturity(5)	Payment at Maturity + Coupon Payments	Total Return on the Notes at Maturity(6)	Payment at Maturity + Coupon Payments(7)	Total Return on the Notes at Maturity(8)
$37.50	50.00%	51.00%	$26.63	6.50%	$39.13	56.50%
$36.25	45.00%	46.00%	$26.63	6.50%	$37.88	51.50%
$35.00	40.00%	41.00%	$26.63	6.50%	$36.63	46.50%
$33.75	35.00%	36.00%	$26.63	6.50%	$35.38	41.50%
$32.50	30.00%	31.00%	$26.63	6.50%	$34.13	36.50%
$31.25	25.00%	26.00%	$26.63	6.50%	$32.88	31.50%
$30.00	20.00%	21.00%	$26.63	6.50%	$31.63	26.50%
$28.75	15.00%	16.00%	$26.63	6.50%	$30.38	21.50%
$27.50	10.00%	11.00%	$26.63	6.50%	$29.13	16.50%
$26.25	5.00%	6.00%	$26.63	6.50%	$27.88	11.50%
$25.00	0.00%	1.00%	$26.63	6.50%	$26.63	6.50%
$23.75	-5.00%	-4.00%	$26.63	6.50%	$25.38	1.50%
$22.50	-10.00%	-9.00%	$26.63	6.50%	$24.13	-3.50%
$21.25	-15.00%	-14.00%	$26.63	6.50%	$22.88	-8.50%
$20.00	-20.00%	-19.00%	$26.63	6.50%	$21.63	-13.50%
$18.75	-25.00%	-24.00%	$26.63	6.50%	$20.38	-18.50%
$17.50	-30.00%	-29.00%	n/a	n/a	$19.13	-23.50%
$16.25	-35.00%	-34.00%	n/a	n/a	$17.88	-28.50%
$15.00	-40.00%	-39.00%	n/a	n/a	$16.63	-33.50%
$13.75	-45.00%	-44.00%	n/a	n/a	$15.38	-38.50%
$12.50	-50.00%	-49.00%	n/a	n/a	$14.13	-43.50%
$11.25	-55.00%	-54.00%	n/a	n/a	$12.88	-48.50%
$10.00	-60.00%	-59.00%	n/a	n/a	$11.63	-53.50%
$8.75	-65.00%	-64.00%	n/a	n/a	$10.38	-58.50%
$7.50	-70.00%	-69.00%	n/a	n/a	$9.13	-63.50%
(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price on the final valuation date.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price on the final valuation date.
(3)	If the final price of the stock is not below the trigger price on the final valuation date, this number represents the Final Stock Price as of the final valuation date. If the final price of the stock is below the trigger price on the final valuation date, this number represents the Final Stock Price as of the maturity date.
(4)	The stock price return range is provided for illustrative purposes only. The actual stock price return may be below -70% and you therefore may lose up to 100% of your principal amount.
(5)	The total return at maturity on the underlying stock includes an assumed 1% cash dividend payment.
(6)	The total return at maturity on the Notes includes coupon payments.
(7)	Payment will consist, in part, of underlying stock valued as of the maturity date.
(8)	If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the underlying stock on the maturity date is substantially greater than the final price of such underlying stock on the final valuation date. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

All disclosures contained in this pricing supplement regarding each underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying stock contained in this pricing supplement. You should make your own investigation into each underlying stock.

Included on the following pages is a brief description of the underlying stock issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009. Partial data is provided for the first calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Alcoa Inc.

According to publicly available information, Alcoa Inc. (“Alcoa”) is engaged in the production and management of primary aluminum, fabricated aluminum, and alumina combined. Alcoa’s products are used in aircraft, automobiles, commercial transportation, packaging, building and construction, oil and gas, defense, and industrial applications. Alcoa operates in 35 countries. North America and Europe generated 54% and 26%, respectively, of Alcoa’s sales during the year ended December 31, 2008. In addition, Alcoa has investments and activities in Australia, Brazil, China, Iceland, Guinea and Russia. Alcoa’s operations consist of four worldwide segments: Alumina, Primary Metals, Flat-Rolled Products, and Engineered Products and Solutions. Information filed by Alcoa with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03610, or its CIK Code: 0000004281. Alcoa’s website is http://www.alcoa.com. Alcoa’s common stock is listed on the New York Stock Exchange under the ticker symbol “AA.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Alcoa’s common stock, based on daily closing prices on the primary exchange for Alcoa as reported by Bloomberg. Alcoa’s closing price on January 27, 2010 was $13.30.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$32.03	$28.78	$30.56
4/3/2006	6/30/2006	$36.59	$28.95	$32.36
7/3/2006	9/29/2006	$33.55	$27.16	$28.04
10/2/2006	12/29/2006	$31.18	$26.60	$30.01
1/3/2007	3/30/2007	$35.36	$28.48	$33.90
4/2/2007	6/29/2007	$41.88	$33.92	$40.53
7/2/2007	9/28/2007	$47.35	$31.92	$39.12
10/1/2007	12/31/2007	$40.43	$33.90	$36.55
1/2/2008	3/31/2008	$39.12	$28.79	$36.06
4/1/2008	6/30/2008	$44.59	$33.93	$35.62
7/1/2008	9/30/2008	$34.94	$21.38	$22.58
10/1/2008	12/31/2008	$21.27	$6.85	$11.26
1/2/2009	3/31/2009	$12.12	$5.22	$7.34
4/1/2009	6/30/2009	$12.22	$7.60	$10.33
7/1/2009	9/30/2009	$14.47	$9.23	$13.12
10/1/2009	12/31/2009	$16.34	$11.90	$16.12
1/4/2010*	1/27/2010*	$17.45	$13.30	$13.30
*	As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through January 27, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Alcoa’s common stock from January 29, 1999 through January 27, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $9.98, equal to 75% of the closing price on January 27, 2010. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

The Dow Chemical Company

According to publicly available information, The Dow Chemical Company (“Dow”) is a diversified chemical company. Dow is engaged in the manufacture and sale of chemicals, plastic materials, agricultural and other specialized products and services. Dow has 150 manufacturing sites in 35 countries and produces approximately 3,300 products. Dow operates in six segments: Performance Plastics, Performance Chemicals, Agricultural Sciences, Basic Plastics, Basic Chemicals, and Hydrocarbons and Energy. Dow is also engaged in the property and casualty insurance and reinsurance business primarily through its Liana Limited subsidiaries. In January 2009, Dow announced that its thermoplastic polyurethane (TPU) business was acquired by Lubrizol Corporation. In July 2008, JPS Industries Inc. completed the sale of its Stevens Roofing and Geomembrane business unit and related assets to Dow Building Solutions, a market-facing unit of Dow. In April 2009, Dow acquired Rohm and Haas Company. Information filed by Dow with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-3433, or its CIK Code: 0000029915. Dow’s website is http://www.dow.com. Dow’s common stock is listed on the New York Stock Exchange under the ticker symbol “DOW”.

Historical Information

The following table sets forth the quarterly high and low closing prices for Dow’s common stock, based on daily closing prices on the primary exchange for Dow, as reported by Bloomberg. Dow’s closing price on January 27, 2010 was $28.24.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	$38.16	$34.54	$34.79
4/3/2006	6/30/2006	$36.81	$31.83	$33.78
7/3/2006	9/29/2006	$34.32	$29.03	$34.06
10/2/2006	12/29/2006	$36.22	$33.61	$35.23
1/3/2007	3/30/2007	$41.53	$34.75	$40.78
4/2/2007	6/29/2007	$41.46	$39.15	$39.69
7/2/2007	9/28/2007	$42.78	$35.77	$39.02
10/1/2007	12/31/2007	$42.14	$35.59	$36.09
1/2/2008	3/31/2008	$36.52	$31.79	$34.12
4/1/2008	6/30/2008	$39.70	$32.62	$32.69
7/1/2008	9/30/2008	$35.18	$29.35	$30.12
10/1/2008	12/31/2008	$30.08	$14.62	$14.62
1/2/2009	3/31/2009	$15.58	$6.11	$8.30
4/1/2009	6/30/2009	$18.44	$8.68	$16.04
7/1/2009	9/30/2009	$26.79	$14.57	$26.07
10/1/2009	12/31/2009	$29.27	$23.36	$27.63
1/4/2010*	1/27/2010*	$31.15	$27.76	$28.24
*	As of the date of this pricing supplement available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through January 27, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of Dow’s common stock from February 26, 1999 through January 27, 2010, based on information from Bloomberg. The dotted line represents the trigger price of $21.18, equal to 75% of the closing price on January 27, 2010. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ equity	39,536	38,138
Total capitalization	292,886	282,526
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Annex

The following supplements the discussion under “What are the Tax Consequences of the Notes?” in this pricing supplement and “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “What are the Tax Consequences of the Notes?” and “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon per Annum” is provided with respect to each offering on page 1 of this pricing supplement.

“Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value × Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon per Annum).

“Option Sale Amount” is equal to Sale Price – Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:
➢	Aggregate Option Premium Received × Quantity at Maturity; or
2)	No tax event. If you receive shares of the applicable underlying stock, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:
➢	(Initial Price - Aggregate Option Premium Received) × Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying stock, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:
➢	Accrued Coupon at Sale × (Debt Component per Annum/Coupon per Annum) × Quantity Sold.
2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:
➢	(Debt Sale Amount - Initial Price) × Quantity Sold;

and in respect of the option portion of the Notes, equal to:

➢	(Option Sale Amount + (Accrued Coupon at Sale × (Put Option Component per Annum/Coupon per Annum))) × Quantity Sold; plus
➢	Aggregate Coupons Received × (Put Option Component per Annum/Coupon per Annum) × Quantity Sold.